UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3
Notes to Financial Statements	4
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	10
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	11
Exhibit Index	12
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan
June 10, 2014

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013	2012
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$29,718,605	$21,092,064
Credit Acceptance stock fund	4,302,867	4,051,569
Pooled separate account	4,083,593	3,652,776
Total investments—at fair value	38,105,065	28,796,409

Notes receivable from participants	1,795,922	1,537,374

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	39,900,987	30,333,783
Adjustment from fair value to contract value for interest in pooled separate account relating to a fully benefit-responsive investment contract	(19,508)	(51,143)

NET ASSETS AVAILABLE FOR BENEFITS	$39,881,479	$30,282,640

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013
INVESTMENT ACTIVITY:
Interest and dividends	$339,419
Net appreciation in fair value of investments	6,008,685
Total investment activity	6,348,104

Interest income on notes receivable from participants	68,190

CONTRIBUTIONS:
Participant	4,256,284
Employer	2,043,348
Rollovers	394,020
Total contributions	6,693,652

DEDUCTIONS:
Benefits paid to participants	(3,452,234)
Administrative expenses	(58,873)
Total deductions	(3,511,107)

Net increase	9,598,839

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	30,282,640
End of year	$39,881,479

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, “us”) 401(k) Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees who have at least 3 consecutive months of service with the Company and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Participants can elect to contribute 1% to 75% of their gross eligible pay subject to the statutory limitation of $17,500 for the 2013 calendar year, except for participants eligible to make additional catch-up contributions of up to $5,500.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  The initial participant contribution percentage for all new employees automatically enrolled in the Plan is 6% of their eligible gross pay.  We contribute a maximum of 3.5% of each participant’s eligible gross pay on a per pay period basis.  We match contributions equal to 100% on the first 1% participants contribute and an additional 50% on the next 5% participants contribute.  We may also make a discretionary profit sharing contribution as described in the Plan agreement.  We did not make a discretionary profit sharing contribution during the year ended December 31, 2013.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts may also be charged with an allocation of certain administrative expenses.  Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their voluntary contributions and our matching contributions plus actual earnings thereon.

Notes Receivable from Participants – Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant’s vested fund balance, not to exceed $50,000.  Notes receivable are secured by the balances in the participants’ accounts and bear interest rates from 3.25% to 8.50% for balances outstanding at December 31, 2013 and 2012.  The interest rate is based on the prime rate (as published in the Wall Street Journal on the day the loan is initiated) plus 1%. The notes receivable from participants generally have a maximum repayment period of 5 years, except the maximum repayment period may be extended up to 10 years for the purchase of a principal residence.  Principal and interest is paid ratably through bi-weekly or semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments if certain criteria are met.  All benefits requested before December 31, 2013 were paid prior to year end.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by us. Transactional fees are charged directly to the respective participant’s account and are included in administrative expenses.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan holds investment contracts through a pooled separate account.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Total adjustment from fair value to contract value for fully benefit-responsive investment contracts was $(19,508) and $(51,143) for December 31, 2013 and 2012, respectively.

The investment contract through the pooled separate account is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.  The earnings are provided by the yield on the investment contract (which is determined by the performance of the underlying investments). The interest rates may be reset not more frequently than daily and not less frequently than quarterly.  The average yield and average crediting interest rates were 2.16% and 1.87%, respectively, based on an annualized rate derived from the daily interest factor applied on December 31, 2013. Interest is credited monthly to the account and is guaranteed to be not less than 0% before any deduction for expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The investment contract through the pooled separate account has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides 12 months’ advance notice to the contract issuer.  In the event that the investment contract is terminated by the Plan trustee or the Plan, without advance notice, a market adjustment penalty will apply.  In addition, withdrawals initiated by the Plan sponsor for events including, but not limited to, total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings, bankruptcy or receivership will be subject to the market rate adjustment to the extent they exceed a predetermined threshold (10% of the Plan’s investment in the pooled separate account). Any transfers out of the pooled separate account must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing investment option, such as fixed income funds including but not limited to, guaranteed investment contracts, money market funds, or short-term bonds.  Additionally, there are no unfunded commitments to the pooled separate account for which the Plan sponsor is liable. The Plan sponsor believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The contract issuer may not terminate the investment contract at any amount less than contract value.

Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional information regarding fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems this participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payments of Benefits – Benefits are recorded when paid.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Subsequent Events – We have evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits date of December 31, 2013 for items that could potentially be recognized or disclosed in these financial statements.  We did not identify any items which would require disclosure in or adjustment to the financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. A description of the investment assets measured at fair value using this methodology is as follows:

Mutual Funds:
Mutual funds are valued at the daily closing price as reported by the funds.  Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Credit Acceptance Stock Fund:
This fund includes our publicly traded common stock as well as a money market fund. Our common stock is valued at quoted prices available on the NASDAQ Global Select Market and the money market fund is valued based on quoted prices in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  A description of the investment assets measured at fair value using this methodology is as follows:

Pooled Separate Account:
The fair value of the pooled separate account is based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The pooled separate account is comprised of a portfolio of underlying securities that can be valued on active markets. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total net asset value of the account’s underlying securities.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.  None of our investment assets were measured at fair value using this methodology.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.         FAIR VALUE MEASUREMENTS (Concluded)

Investments measured at fair value on a recurring basis at December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$6,319,394	$–	$–	$6,319,394
Balanced funds	3,209,820	–	–	3,209,820
Growth funds	5,616,753	–	–	5,616,753
Fixed income funds	3,814,516	–	–	3,814,516
Other funds	10,758,122	–	–	10,758,122
Total mutual funds	29,718,605	–	–	29,718,605

Credit Acceptance stock fund:
Credit Acceptance Corporation common stock	4,087,276	–	–	4,087,276
Money market fund	215,591	–	–	215,591
Total Credit Acceptance stock fund	4,302,867	–	–	4,302,867

Pooled separate account	–	4,083,593	–	4,083,593

Total investments at fair value	$34,021,472	$4,083,593	$–	$38,105,065

Investments measured at fair value on a recurring basis at December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$4,057,394	$–	$–	$4,057,394
Balanced funds	2,372,912	–	–	2,372,912
Growth funds	3,659,263	–	–	3,659,263
Fixed income funds	2,999,944	–	–	2,999,944
Other funds	8,002,551	–	–	10,375,463
Total mutual funds	21,092,064	–	–	21,092,064

Credit Acceptance stock fund:
Credit Acceptance Corporation common stock	3,878,889	–	–	3,878,889
Money market fund	172,680	–	–	172,680
Total Credit Acceptance stock fund	4,051,569	–	–	4,051,569

Pooled separate account	–	3,652,776	–	3,652,776

Total investments at fair value	$25,143,633	$3,652,776	$–	$28,796,409

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.         INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits are as follows:

	As of December 31,
	2013	2012
Credit Acceptance Corporation Stock Fund	$4,302,867	$4,051,569
New York Life Anchor Account IV (a)	4,064,085	3,601,633
Vanguard 500 Index Fund (Signal Shares)	3,307,846	2,228,472
American Funds – EuroPacific Growth Fund (Class R6)	2,792,248	2,264,562
American Funds – The Growth Fund of America (Class R6)	2,491,280	1,661,405
AllianzGI NFJ Dividend Value Fund (Institutional Class)	2,412,834	1,714,679
T. Rowe Price New Horizons Fund	2,305,451	(b)
American Funds – The Bond Fun of America (Class R6)	(b)	1,528,264
T. Rowe Price Mid-Cap Value Fund	(b)	1,523,290

(a)	Interest in pooled separate account relating to a fully benefit-responsive investment contract is reported at contract value. All other investments are reported at fair value.
(b)	Investment did not represent five percent or more of the Plan’s assets as of December 31 of the respective plan year.

The following table presents total realized and unrealized appreciation on the Plan’s investments for the year ended December 31, 2013:

For the Year Ended December 31, 2013
Mutual funds	$5,021,544
Credit Acceptance stock fund	987,141
Net appreciation of investments	$6,008,685

5.	RELATED PARTY TRANSACTIONS

The Credit Acceptance Stock Fund and the pooled separate account qualify as party-in-interest investments.  The Plan trustee, New York Life Trust Company, is affiliated with New York Life Investments which manages the pooled separate account offered to Plan participants.

6.	PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

7.	TAX STATUS

We use a non-standardized prototype plan document sponsored by the Plan trustee. The Plan trustee received an opinion letter from the IRS, dated March 31, 2008, which states that the non-standardized prototype plan document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to Form 5500:

	As of December 31,
	2013	2012
Net assets available for benefits per the financial statements	$39,881,479	$30,282,640
Adjustments from contract value to fair value for interest in pooled separate account relating to a fully benefit-responsive investment contracts	19,508	51,143
Net assets available for benefits per the Form 5500	$39,900,987	$30,333,783

    The following is a reconciliation of the net increase per the financial statements for the year ended December 31, 2013 to Form 5500:

For the Year Ended December 31, 2013
Net increase per the financial statements	$9,598,839
Add: Adjustments from contract value to fair value for interest in pooled separate account relating to a fully benefit-responsive investment contract at December 31, 2013	19,508
Less: Adjustments from contract value to fair value for interest in pooled separate account relating to a fully benefit-responsive investment contract at December 31, 2012	(51,143)
Net gain per the Form 5500	$9,567,204

As discussed in Note 2, the plan invests in fully benefit-responsive investment contracts.  For financial reporting purposes, the net assets available for benefits are recorded at contract value.  Form 5500 records net assets available for benefits at fair value.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

(a)	(b)		(c)	(d)
	Identity of Issuer		Description of Investment	Current Value
*	Credit Acceptance Corporation		Credit Acceptance Corporation Stock Fund	$4,302,867
*	New York Life Inv Mgmt LLC		New York Life Anchor Account IV	4,083,593
	Vanguard Group		Vanguard 500 Index Fund (Signal Shares)	3,307,846
	Capital Research and Mgmt Co.		American Funds - EuroPacific Growth Fund (Class R6)	2,792,248
	Capital Research and Mgmt Co.		American Funds - The Growth Fund of America (Class R6)	2,491,280
	Allianz Global Inv Fund Mgmt.		AllianzGI NFJ Dividend Value Fund (Institutional Class)	2,412,834
	T. Rowe Price Associates		T. Rowe Price New Horizons Fund	2,305,451
	T. Rowe Price Associates		T. Rowe Price Mid-Cap Value Fund	1,957,310
	Vanguard Group		Vanguard Mid-Cap Index Fund (Signal Shares)	1,953,133
	Capital Research and Mgmt Co.		American Funds - The Bond Fund of America (Class R6)	1,753,665
	Ivy Investment Management Co.		Ivy Asset Strategy Fund (Class I)	1,705,117
	PIMCO		PIMCO All Asset Fund (Institutional Class)	1,504,703
	PIMCO		PIMCO High Yield Class (Institutional Class)	1,185,124
	Harbor Capital Advisors		Harbor International Fund (Institutional Class)	1,097,619
	Vanguard Group		Vanguard Small-Cap Index fund (Signal Shares)	1,058,415
	Janus		Templeton Global Bond Fund (Advisor Class)	875,727
	Janus		Janus Enterprise Fund (Class N)	820,022
	Allianz Global Inv Fund Mgmt.		AllianzGI Small-Cap Value Fund (Institutional Class)	788,938
	AIM Investments		Invesco Real Estate Fund (Class R6)	753,759
	Capital Research and Mgmt Co.		American Funds - New World Fund (Class R6)	682,693
	Aberdeen Asset Management Inc	.	Aberdeen Emerging Markets Fund (Institutional Class)	272,721
*	Participant		Loans to participants 3.25% to 8.50%	1,795,922
				$39,900,987

* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 10, 2014	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP